Exhibit 3.2

CERTIFICATE OF AMENDMENT

TO THE

AMENDED CERTIFICATE OF INCORPORATION

OF

NEKTAR THERAPEUTICS

Nektar Therapeutics (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify:

FIRST: This amendment to the Corporation’s Amended Certificate of Incorporation, as amended from time to time (the “Certificate of Incorporation”), shall become effective at 11:59 pm Eastern Time on June 8, 2025 (the “Effective Time”). As of the Effective Time, each fifteen (15) shares of common stock, par value $0.0001 per share (“Common Stock”), issued and outstanding immediately prior to the Effective Time shall be combined into one (1) validly issued, fully paid and non-assessable share of Common Stock without any further action by the Corporation or the holder thereof (the “Reverse Stock Split”); provided that no fractional shares shall be issued to any holder and that instead of issuing such fractional shares, the Corporation shall round shares up or down, as applicable, to the nearest whole number.

SECOND: The Board of Directors of the Corporation duly adopted resolutions approving this amendment to the Certificate of Incorporation, declaring said amendment to be advisable and providing for the consideration of such amendment at the annual meeting of stockholders of the Corporation.

THIRD: On May 23, 2025, the annual meeting of stockholders of the Corporation was duly called and held, upon notice in accordance with Section 222 of the DGCL, at which meeting the necessary number of shares required by statute were voted in favor of the amendment.

FOURTH: Said amendment was duly adopted in accordance with the provisions of Section 242 of the DGCL.

IN WITNESS WHEREOF, this Certificate of Amendment to the Certificate of Incorporation has been executed as of this 6th day of June, 2025.

Nektar Therapeutics

By:	/s/ Mark A. Wilson
Name:	Mark A. Wilson
Title:	Senior Vice President and Chief Legal Officer